Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), May 18, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on April 10, 2026, as the second tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
11/05/2026	26,566	281.4885	7,478,023.49	—	—	—	—	26,566	281.4885	7,478,023.49
12/05/2026	5,623	277.1734	1,558,546.03	15,217	328.5773	4,999,960.77	4,259,636.03	20,840	279.1834	5,818,182.06
13/05/2026	13,000	278.3795	3,618,933.50	—	—	—	—	13,000	278.3795	3,618,933.50
14/05/2026	1,164	284.8954	331,618.25	—	—	—	—	1,164	284.8954	331,618.25
15/05/2026	25,000	279.2786	6,981,965.00	10,757	325.3452	3,499,738.32	3,009,750.88	35,757	279.4338	9,991,715.88
Total	71,353	279.8633	19,969,086.27	25,974	327.2387	8,499,699.09	7,269,386.91	97,327	279.8655	27,238,473.18

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till May 15, 2026, the total invested consideration has been:
•Euro 81,258,308.18 for No. 277,487 common shares purchased on the EXM
•USD 11,499,218.14 (Euro 9,817,831.30*) for No. 34,850 common shares purchased on the NYSE.
As of May 15, 2026 the Company held in treasury No. 17,732,008 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 9.14% of the then total issued common shares. Including the special voting shares, the Company held in treasury 9.49% of the then total issued share capital. For the avoidance of doubt, the cancellation of treasury shares, as approved by the Annual General Meeting of Shareholders of the Company held on April 15, 2026, has not yet been effectuated and therefore has not been taken into account for such calculations.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until May 15, 2026, the Company has purchased a total of 1,197,782 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 351,834,224.51.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
Email: media@ferrari.com
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